Alcobra Ltd.

35 Ehad Ha-Am Street

4th Floor

Tel-Aviv, Israel 65202

March 18, 2013

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Alcobra Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed February 19, 2013

File No. 333-186003

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of March 5, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Form F-1. Page references in our response are to Amendment No. 2.

General

1.	We have reviewed your response to prior comment 45. Please expand your disclosure throughout your registration statement to clarify that you have not yet submitted an Investigational New Drug Application to the FDA.

We have substituted for the second paragraph of the prospectus summary on page 1 a much more detailed description of our regulatory status and plans that reads as set forth below. We have also substituted that paragraph for similar paragraphs that appear at the beginning of the MD&A section on page 30 and the Business section on page 36.

Securities and Exchange Commission

Re: Alcobra Ltd.

March 18, 2013

Risk Factors

Risks Related to Product Development, Regulatory Approval and Commercialization, page 5

2.	We note your response to our prior comment 38 regarding additional regulation and the increase in time and expense associated with pediatric clinical trials. Please expand your risk factor disclosure to specifically identify these and any other associated risks of developing MGO1C1 for pediatric indications.

We have added the following risk factor to page 7:

Obtaining regulatory approval for clinical trials of MGO1CI in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

Pediatric drug development requires additional non-clinical work (such as animal studies in juvenile animals and additional reproductive toxicity work) as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Approval of our drug for children may be significantly delayed due to these additional requirements.

We have no manufacturing capacity and anticipate reliance on third-party...," page 14

3.	We note your response to our prior comment 18 that the reference to a contaminated lot was an error. It is unclear from your response whether the reference was included in error or whether there was not actually a contaminated lot. Please advise us as to whether there was, in fact, a contaminated lot received from your manufacturer. To the extent that there was a contaminated lot discovered, we could consider this to be material information and the reference should be reinstated with additional disclosure as requested pursuant to our prior comment 18 as well as further disclosure as to the nature, extent and causes of the contaminated lot as well as remedial measures and effects of this event on your operations.

There was no contaminated lot. This was included originally because of a miscommunication.

"Any collaboration arrangements that we may enter into in the future may not be successful...," page 15

4.	We note your response to our prior comment 19. Your risk factor includes the risk that future collaborations that you enter into may not be successful and that circumstances may lead to a termination of the agreement. Since Teva failed to timely exercise an option to continue development of MGO1C1 in November 2011, this should be disclosed as an example of a collaboration arrangement that was recently terminated. In addition, your risk factor refers to "significant competition in seeking appropriate collaborators." To the extent that the termination of your prior relationship with Teva Pharmaceuticals may limit the potential collaborators available in a competitive environment, reference to the terminated relationship is material . Please revise your disclosure to reference your prior relationship with Teva Pharmaceuticals.

The text in the Business section describing the terminated Teva relationship has been added to the related risk factor on page 15. We point out to the Staff supplementally that we do not believe that Teva failed to renew the collaboration because of any negative issues it had with MGO1CI.

"The recently enacted JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations...," page 21

Securities and Exchange Commission

Re: Alcobra Ltd.

March 18, 2013

5.	We note your response to our prior comment 34 and your revised disclosure. Please provide a separately titled risk factor noting your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

A new risk factor to this effect set forth below has been added to page 22 immediately after the risk factor relating to the JOBS Act. It reads as follows:

“Our election to use the extended transition period for complying with new or revised accounting standards under the recently enacted JOBS Act could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

Our election to use the extended transition period for complying with new or revised accounting standards means that we may delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. This election could undermine investor confidence in our company and adversely affect the market price of our ordinary shares in part because our financial statements may not be comparable to companies that comply with public company effective dates.”

"Exchange rate fluctuation between the U.S. dollar and the New Israeli Shekel...," page 23

6.	The disclosure does not appear to have been revised in response to our prior comment 27 as your response indicates. Please revise to include a placeholder for disclosure of the exchange rate between the U.S. dollar and the New Israeli Shekel as of the latest practicable date.

We have added the exchange rate between the U.S. dollar and the New Israeli Shekel as of March 12, 2012 to page 23.

Use of Proceeds, page 26

7.	In response to prior comment 17, you disclose that you expect that funds from this offering will enable you to complete one of the two Phase III clinical trials that are necessary prior to filing your NDA with the FDA. Please revise the last sentence in this section to clarify.

This sentence on page 26 now reads: “We expect to conduct two Phase III clinical trials. We do not expect that these funds will be adequate to complete the second of these Phase III clinical trials, which will require us to raise additional funds for this purpose.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 30

8.	It does not appear as though a disclosure was revised in response to comment 33 as you state in your response. Please separately quantify the amounts incurred for the third party clinical consultants, clinical trials, salaries and related personnel expenses, travel expenses, and share-based compensation that are included in research and development expenses for the financial statement periods presented.

A table quantifying the amounts incurred per expense item has been added to the financial overview in MD&A on page 30.

Business, page 36

Securities and Exchange Commission

Re: Alcobra Ltd.

March 18, 2013

9.	We note your disclosure on page 23 concerning your royalty-bearing grant from Israel's OCS. Please expand your business section to disclose all the material terms of this funding agreement, including the restrictions on your business activities and share ownership, the technology developed under this agreement, the royalty payments, any payments that may be required if technology is transferred out of Israel, term and termination provisions, the payments made to date and whether you received approval for or made additional payments relating to your use of a manufacturer in Ohio.

The OCS restrictions are not material to the Company since the amounts and the time period of the funding were minimal. We have revised the relevant paragraph of the Business section on page 43. The use of the manufacturer in Ohio was done in compliance with all OCS regulations. Because of this immateriality, we do not believe any changes to Risk Factors are necessary.

Clinical Results, page 40

10.	We have reviewed your response to prior comment 48. Although you disclose that each finding was statistically significant with a p value of <0.05, the actual p value is material information that should be disclosed in your filing. Accordingly, please expand your disclosure of your Phase IIa study to disclose the relevant p values. Please also disclose the meaning and significance of p values.

The requested disclosures have been added to pages 41 and 42.

11.	We have reviewed your response to prior comment 50. Please revise your disclose in the paragraph preceding your graph on page 41 to clarify that 10 subjects were evaluated in this small extension study.

We have made the requested clarification on page 41.

Former Strategic Relationship with Teva Pharmaceuticals, page 43

12.	In response to our prior comment 53, you state that you do not have any continuing obligations to Teva other than that Teva continues to be a shareholder with related rights. Please expand your disclosure to include this information in your registration statement.

This information has been added at the end of the descriptions of the Teva relationship on pages 15 and 43.

Principal Shareholders, page 65

13.	As previously requested, disclose the number of your U.S. holders and percentage of shares held by them. Item 7.A.2. of Form 20-F requires you to provide this U.S ownership disclosure even if there is only one U.S. holder owning less than 5% of your outstanding shares.

The following text has been added to page 65:

“As of February 15, 2013, there were 18 record holders of our ordinary shares, among whom is one U.S. holder who beneficially owns less than 5% of our ordinary shares. None of our shareholders has different voting rights from other shareholders. We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.”

Securities and Exchange Commission

Re: Alcobra Ltd.

March 18, 2013

Taxation

Israeli Tax Considerations, page 75

14.	Please refer to our prior comment 60. As previously requested, include in your PFIC risk factor the fact that, should you be classified as a PFIC, you do not intend to furnish the information necessary for U.S. holders to make qualified electing fund elections that would provide some relief from the PFIC rules.

Please note that Amendment No. 1 already has the following statement in page 80: “The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid "qualified electing fund" ("QEF") election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.”

Financial Statements

Notes to Financial Statements

Note 6: Convertible Notes, page F-15

15.	Please revise your response to comment 61 to clarify the following:
•	Timing and the amount of beneficial conversion feature that was initially recognized; and
•	Why you believe that the interest method under ASC 835-30 applies. It should be noted that ASC 835 does not modify the accounting for convertible debt securities. Refer to ASC 835-30-15-4.

In response to the Staff’s comment, the Company wishes to further clarify that the Company issued convertible notes to be automatically converted into securities of the Company upon the earlier of the following events:

•	a financing round and/ or IPO, at a fixed rate of discount from the price per share, or

•	the elapse of 12 months at a fixed price per share.

The first conversion option is considered a conversion option that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock due to the following:

•	2009 Convertible Notes – The principal amount was $220,000 that is settled in shares at a 20% discount. That feature would result in a settlement in shares worth $220,000/80% =$275 ,000 at any share price.

•	2012 Convertible Notes – The principal amount was $600,000 that is settled in shares at a 25% discount. That feature would result in a settlement in shares worth $600,000/75%=$800,000 at any share price.

According to ASC 470-20-25-8, "if a convertible instrument has a conversion option that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock to the holder at any conversion date, the convertible instrument shall be considered stock-settled debt and the contingent beneficial conversion option provisions of this Subtopic would not apply when those resets subsequently occur. However, the guidance in paragraph 470-20-25-5 applies to the initial recognition of such a convertible instrument, including any initial active beneficial conversion feature." However, as the instrument has two options to be converted into Ordinary shares (event (i) and (ii)) the Company analyzed the instrument in accordance with the guidance of ASC 480-10-55-44 and not under ASC 470 and therefore no beneficial conversion feature was calculated. ASC 480-10-55-44 states that: " In an instrument that allows the holder either to purchase a fixed number of the issuer's shares at a fixed price or to compel the issuer to reacquire the instrument at a fixed date for shares equal to a fixed monetary amount known at inception, the holder's choice will depend on the issuer's share price at the settlement date. The issuer must analyze the instrument at inception and consider all possible outcomes to judge which obligation is predominant… If the issuer judges the obligation to issue a variable number of shares based on a fixed monetary amount known at inception to be predominant, the instrument is a liability under paragraph 480-10-25-14."

Securities and Exchange Commission

Re: Alcobra Ltd.

March 18, 2013

The predominant event as analyzed by the Company upon inception is event (i) as stated above which is - conversion upon financing round and/or IPO.

Therefore, the entire instrument was considered to be a liability pursuant to ASC 480. The convertible notes are being accreted to their respective settlement amounts (see calculations above); $275 thousands for the 2009 Convertible Note and $800 thousands for 2012 Convertible Note.

The general measurement guidance in ASC 480 requires share-settled debt (obligations that can be settled in shares with a fixed monetary value at settlement) to be carried at fair value unless other accounting guidance specifies another measurement attribute. We generally believe that such obligations are, in substance, ―traditional debt arrangements that merely provide for the stock of the issuer to be used as the form of currency for repayment and, therefore, the applicable accounting guidance in ASC 835-30 (i.e., accrue to the redemption amount using the interest method) can be applied. Since the guidance of ASC 470-20 does not apply, we believe that the interest method under ASC 835-30 applies and not scoped out according to ASC 835-30-15-4. Accordingly, each reporting period the Company accrues to the redemption amount using the interest method. In addition the Company includes accrual of interest (based on the convertible debt terms).

_______________

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call one of our attorneys, Edwin Miller (617) 398-0408 or Shy Baranov (617) 338-2932 of Zysman, Aharoni, Gayer & Co./Sullivan & Worcester LLP in Boston if you have any questions or require additional information.

Sincerely,

ALCOBRA LTD.

By: /s/ Yaron Daniely

Dr. Yaron Daniely, President

cc, with a marked copy of Amendment No. 2:

Karen Ubell, Staff Attorney

Jennifer Riegel, Staff Attorney

Keira Nakada, Staff Accountant

Lisa Vanjoske, Staff Accountant